Exhibit 99.1

OFFICER’S CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101:
Communication with Beneficial Owners of Securities of a Reporting Issuer
(the “Instrument”)

I, David Matheson, Chief Financial Officer of Dejour Energy Inc. (the “Corporation”), do hereby certify that the Corporation:

1.

has arranged to have proxy-related materials for the annual general and special meeting of the Corporation’s common shareholders to be held on June 29, 2015 (the “Meeting”) sent, in compliance with the Instrument, to all beneficial owners, at least 21 days before the date fixed for the Meeting;

2.	has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above; and

3.	is relying on section 2.20 of the Instrument to abridge the time requirements set out in sections 2.2(1) and 2.5(1) of the Instrument.

CERTIFIED this 25th day of May, 2015.

Dejour Energy Inc.

Per:	“David Matheson”
David Matheson
Chief Financial Officer